                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2002.

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island Of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
          1390 Timberlake Manor Parkway, Chesterfield, Missouri, 63017

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        FORM 20-F  X        FORM 40-F
                                  ---                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                   No  X
                               ---                  ---

                                 AMDOCS LIMITED

                                 [AMDOCS LOGO]

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON THURSDAY, JANUARY 23, 2003

To the Shareholders:

     The annual General Meeting of Shareholders of Amdocs Limited will be held at 10:00 A.M., local time, on Thursday, January 23, 2003, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, for the following purposes:

        1. To elect eleven (11) directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified.

        2. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2002.

        3. To ratify and approve the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2003, and until the next annual general meeting, and to authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent auditors in accordance with the extent and nature of their services.

        4. To transact such other business as may properly come before the General Meeting.

     The Board of Directors has fixed the close of business on November 29, 2002 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the General Meeting and any adjournments thereof.

                             YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS (WHETHER THEY EXPECT TO ATTEND THE GENERAL MEETING OR
NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU EXECUTE A PROXY, YOU STILL MAY ATTEND THE GENERAL MEETING AND VOTE IN PERSON.

                                          By Order of the Board of Directors

                                          /s/ Thomas G. O'Brien
                                          THOMAS G. O'BRIEN
                                          Secretary
December 17, 2002
                             ---------------------

                   A proxy card and the Annual Report for the
               fiscal year ended September 30, 2002 are enclosed.

                                 AMDOCS LIMITED

                                PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON THURSDAY, JANUARY 23, 2003

     References in this Proxy Statement to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. References to "shareholders of Amdocs" refer to all holders of voting shares of Amdocs and all holders of exchangeable shares of Amdocs Canada, Inc.

     This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a corporation organized under the laws of the Island of Guernsey, in connection with the solicitation by its Board of Directors of proxies from holders of its outstanding voting ordinary shares, par value L0.01 per share ("Ordinary Shares"), and the holders of shares of its Canadian subsidiary, Amdocs Canada, Inc., that are exchangeable into Ordinary Shares (together with the Ordinary Shares, "Voting Shares") for use at the annual general meeting of shareholders to be held at 10:00 A.M., local time, on Thursday, January 23, 2003, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, or at any adjournments thereof (the "General Meeting").

     This Proxy Statement and the accompanying proxy, together with a copy of our Annual Report to shareholders, are first being mailed or delivered to our shareholders on or about December 17, 2002.

     At the General Meeting, the holders of our Voting Shares as of the close of business on November 29, 2002 (the "Record Date") will be asked to take the following actions (each, an "Ordinary Resolution"):

     - Elect eleven (11) directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified (Proposal I);

     - Approve our Consolidated Financial Statements for the fiscal year ended September 30, 2002 (Proposal II); and

     - Ratify and approve the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2003, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent auditors in accordance with the extent and nature of their services (Proposal III).

     The enclosed proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

     As of the Record Date, Amdocs had outstanding 223,377,148 Voting Shares. Each Voting Share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of Voting Shares at the close of business on the Record Date are entitled to notice of and to vote at the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. The holders of a majority of the outstanding Voting Shares entitled to vote at the General Meeting shall constitute a quorum for purposes of the General Meeting.

     Approval of each of the proposals requires the affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting.

     The enclosed proxy provides that each shareholder may specify that his, her or its Voting Shares be voted "for", "against" or "abstain" from voting with respect to each of the proposals. If the enclosed proxy is properly executed, duly returned to us in time for the General Meeting and not revoked, your Voting Shares will be voted in accordance with the instructions contained thereon. Where a signed proxy is returned, but no specific instructions are indicated, your Voting Shares will be voted FOR each of the proposals.

     Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as Voting Shares that are present for purposes of determining whether a quorum is present at the General Meeting. Nominees who are members of the New York Stock Exchange, Inc. ("NYSE") and who, as brokers, hold Voting Shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the Voting Shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter ("Broker Non-Votes"), we will not count those votes in favor of such matter. Broker Non-Votes will be counted as Voting Shares that are present for purposes of determining whether a quorum is present.

     Any shareholder who executes and returns a proxy may revoke it in writing before it is voted at the General Meeting by:

     - Filing with our Secretary, in care of our principal United States subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same Voting Shares, provided that such proxy or subsequent proxy shall be deposited at such address at least forty-eight (48) hours before the scheduled General Meeting or adjournment thereof, as the case may be; or

     - Attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

                                   IMPORTANT

     WHETHER OR NOT YOU ATTEND THE GENERAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO SIGN AND RETURN THE ACCOMPANYING PROXY REGARDLESS OF THE NUMBER OF VOTING SHARES YOU OWN. VOTING SHARES CAN BE VOTED AT THE GENERAL MEETING ONLY IF THE HOLDER IS PRESENT OR REPRESENTED BY PROXY.

                                   PROPOSAL I

                             ELECTION OF DIRECTORS

     The entire Board of Directors of the Company is comprised of thirteen directors. Currently, twelve individuals are serving as directors, and we have one vacancy on our Board. Of the twelve current directors, Mr. Lawrence Perlman has indicated that he will be retiring from the Board of Directors at the expiration of his current term and that he will not seek reelection to the Board at the General Meeting. As set forth below, the Board of Directors has nominated eleven individuals as nominees for election as directors at the General Meeting, all of whom are incumbent directors. As permitted by our Articles of Association, the remaining two vacancies may be filled by the Board following the General Meeting. Each director elected at the General Meeting, and any new director appointed by the Board to fill a vacancy, will serve until the next annual general meeting of shareholders or until his earlier resignation or removal or a successor is elected and qualified.

     Voting Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the eleven nominees for the Board of Directors named below. If any (or all) of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee (or nominees) as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

     Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he became a director of Amdocs.

NAME                   AGE
----                   ---
Bruce K. Anderson      62    Mr. Anderson has been Chairman of the Board of Directors of
                             Amdocs since September 1997 and currently holds the title of
                             President. Since August 1978, Mr. Anderson has been a
                             general partner of Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of
                             companies in the information services, communications and
                             healthcare industries. Mr. Anderson served for nine years
                             with Automated Data Processing, Inc. ("ADP") until his
                             resignation as Executive Vice President and a director of
                             ADP, and as President of ADP International, effective August
                             1978. Mr. Anderson also serves on the boards of Alliance
                             Data Systems, Inc., a publicly held company, and Headstrong,
                             Inc.

Avinoam Naor           54    Mr. Naor has been a director of Amdocs since January 1999
                             and currently holds the title of Vice Chairman of the Board of Directors. Mr. Naor was a member of the team that founded
                             Amdocs in 1982, initially serving as a Senior Vice
                             President. He was appointed President and Chief Executive
                             Officer of Amdocs Management Limited in 1995 and he held
                             that position until July 2002. In 1998, he led our initial public offering, and has since directed our major
                             acquisitions and secondary offerings. Mr. Naor has been
                             involved with software development for 29 years.

Dov Baharav            52    Mr. Baharav has been a director of Amdocs Limited and the
                             President and Chief Executive Officer of Amdocs Management
                             Limited since July 2002. Mr. Baharav has overall
                             coordination responsibilities for the operations and
                             activities of our operating subsidiaries. In 1991, Mr.
                             Baharav joined Amdocs Inc., our principal U.S. subsidiary, serving as its Vice President and then President in St.
                             Louis, Missouri until 1995. From 1995 until July 2002, Mr.
                             Baharav was a Senior Vice President and the Chief Financial
                             Officer of Amdocs Management Limited. Prior to joining
                             Amdocs, Mr. Baharav served as Chief Operating Officer of
                             Optrotech Ltd., a publicly held company that develops,
                             manufactures and markets electro-optical devices.

NAME                   AGE
----                   ---
Charles E. Foster      66    Mr. Foster has been a director of Amdocs since December
                             2001. He was Chairman of the Board of Prodigy Communications
                             Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC
                             Communications, Inc. ("SBC"), where he was responsible, at various times, for engineering, network, centralized
                             services, marketing and operations, information systems,
                             procurement, treasury, international operations, wireless
                             services, merger integration, real estate, yellow pages and cable TV operations. SBC International Inc. ("SBCI"), a
                             wholly owned subsidiary of SBC, is one of our largest
                             shareholders. SBC, together with its affiliates, is a
                             significant customer of ours. Mr. Foster is a member of the
                             Texas Society of Professional Engineers.

Adrian Gardner         40    Mr. Gardner has been a director of Amdocs since April 1998 and a director of Amdocs Management Limited since June 2001.
                             Mr. Gardner is the Chief Financial Officer and a director of
                             Strakan Group, Ltd., a specialty pharmaceuticals company
                             based in the United Kingdom, which he joined in April 2002.
                             Prior to joining Strakan, he was a Managing Director of
                             Lazard LLC, based in London, where he worked with
                             technology- and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a
                             chartered accountant with Price Waterhouse (now
                             PricewaterhouseCoopers). Mr. Gardner is a member of the
                             Institute of Chartered Accountants in England & Wales.

Eli Gelman             44    Mr. Gelman has been a director of Amdocs since July 2002 and is an Executive Vice President of Amdocs Management Limited,
                             where he has responsibility for sales, strategic alliances and corporate and business development. He has more than 26 years of experience in the software industry, including more than 15 years with Amdocs. Prior to his current position, he was a Division President, where he headed our United States sales and marketing operations and helped spearhead our
                             entry into the Customer Care and Billing Systems ("CC&B
                             Systems") market. Before that, Mr. Gelman was an account
                             manager for our major European and North American
                             installations, and led several major software development
                             projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for
                             communications networks.

James S. Kahan         55    Mr. Kahan has been a director of Amdocs since April 1998. He has worked at SBC since 1983, and currently serves as a
                             Senior Executive Vice President, a position he has held
                             since 1992. Prior to joining SBC, Mr. Kahan held various
                             positions at several telecommunications companies, including
                             Western Electric, Bell Laboratories, South Central Bell and
                             AT&T.

Nehemia Lemelbaum      59    Mr. Lemelbaum has been a director of Amdocs since December
                             2001 and is a Senior Vice President of Amdocs Management
                             Limited. He joined Amdocs in 1985, with initial
                             responsibility for our U.S. operations. Mr. Lemelbaum led
                             our development of graphic products for the yellow pages
                             industry and later led our development of CC&B Systems, as well as our penetration into the CC&B Systems market. Prior to joining Amdocs, he served for nine years with Contahal
                             Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to
                             1976, Mr. Lemelbaum was employed by the Ministry of
                             Communications of Israel (the organization that predated
                             Bezeq, the Israel Telecommunication Corp. Ltd.), with
                             responsibility for computer technology in the area of
                             business data processing.

NAME                   AGE
----                   ---
John T. McLennan       57    Mr. McLennan has been a director of Amdocs since November
                             1999. Since May 1999, he has served as Vice-Chair and Chief
                             Executive Officer of AT&T Canada. Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until
                             May 1999. From 1994 to 1997, Mr. McLennan served as the
                             President and Chief Executive Officer of Bell Canada. Prior
                             to that, he held various positions at several
                             telecommunications companies, including BCE Mobile
                             Communications and Cantel Inc. Mr. McLennan is also a
                             director of Hummingbird Ltd., a publicly held company, and of several other private software and communication
                             companies.

Robert A. Minicucci    50    Mr. Minicucci has been a director of Amdocs since September
                             1997 and currently holds the title of Vice President. He has been a general partner of WCAS since 1993. From 1992 to
                             1993, Mr. Minicucci served as Senior Vice President and
                             Chief Financial Officer of First Data Corporation, a
                             provider of information processing and related services for credit card and other payment transactions. From 1991 to
                             1992, he served as Senior Vice President and Treasurer of
                             the American Express Company. He served for twelve years
                             with Lehman Brothers (and its predecessors) until his
                             resignation as a Managing Director in 1991. Mr. Minicucci is also a director of Alliance Data Systems, Inc., a publicly held company, and several private companies.

Mario Segal            55    Mr. Segal has been a director of Amdocs since December 2001 and served as a Senior Vice President and the Chief
                             Operating Officer of Amdocs Management Limited until July
                             2002. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed the
                             ADS(TM)(NG)/Family of Products directory automation systems and the Ensemble platform. Prior to joining Amdocs, Mr.
                             Segal was an account manager for a major North American
                             yellow pages publisher. Prior to that, he managed the
                             computer department of a major Israeli insurance company,
                             leading large-scale software development projects and
                             strategic planning of automation systems.

BOARD COMMITTEES

     Our Board of Directors has formed three committees set forth below. Members of each committee are appointed by the Board of Directors.

     Executive Committee. The Executive Committee acts from time to time instead of the full Board of Directors and has such responsibilities as may be delegated to it by the Board of Directors. The current members of the Executive Committee are Bruce K. Anderson (Chair), Avinoam Naor, Dov Baharav, James S. Kahan and Robert A. Minicucci.

     Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The current members of the Audit Committee are Lawrence Perlman (Chair), Adrian Gardner and John T. McLennan, all of whom are independent directors, as required by the rules of the NYSE. Mr. Perlman has decided that he will not stand for reelection as a director at the General Meeting, and the Board of Directors has not yet selected his replacement on the Audit Committee.

     Compensation Committee. The Compensation Committee determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and certain consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. The current members of the Compensation Committee are Bruce K. Anderson (Chair), Avinoam Naor, Dov Baharav, James S. Kahan and Robert A. Minicucci. None of the members of the Committee was an employee of Amdocs or its subsidiaries at any time during fiscal 2002, except for Messrs. Baharav and Naor. Neither Mr. Baharav nor Mr. Naor participates in any discussions relating to his own compensation.

BOARD AND COMMITTEE MEETINGS

     During the past fiscal year, the Board of Directors held six meetings and took numerous other actions by unanimous written consent in lieu of formal meetings. In addition, the Executive Committee held eight meetings, the Audit Committee held four meetings and the Compensation Committee held one meeting in the 2002 fiscal year. The Board of Directors does not have a standing nominating committee.

COMPENSATION OF DIRECTORS

     Our directors who are not employees or affiliates of either the Company or any of our major shareholders have the choice of receiving as compensation either (i) an annual cash payment of $30,000 or (ii) every three years, a grant of options to purchase 10,000 Ordinary Shares, one-quarter of which vest immediately and the remainder of which vest annually in three equal installments. Any such director who serves as a chairman of a committee also receives options to purchase 1,000 Ordinary Shares under the same terms. In addition, we pay each such director $1,500 per meeting of the Board of Directors and $500 per meeting of a committee of the Board of Directors. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. During the 2002 fiscal year, we granted to two directors options to purchase an aggregate of 21,000 Ordinary Shares. In addition, to recognize significant contributions to Amdocs over the years, we granted to five non-employee directors options to purchase an aggregate of 275,000 Ordinary Shares.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Bruce K. Anderson, Avinoam Naor, Dov Baharav, Charles E. Foster, Adrian Gardner, Eli Gelman, James S. Kahan, Nehemia Lemelbaum, John T. McLennan, Robert A. Minicucci and Mario Segal be, and each hereby is, elected to serve as a director of the Company until the next annual general meeting of shareholders or until his earlier resignation or removal or until his respective successor is elected and qualified."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to elect the nominees named above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE DIRECTOR NOMINEES NAMED ABOVE.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth specified information with respect to the beneficial ownership of our Voting Shares as of November 29, 2002 of (i) any person known by us to be the beneficial owner of more than 5% of our outstanding Voting Shares and (ii) all of our directors and executive officers as a group. All percentages are based on 223,377,148 Voting Shares outstanding as of November 29, 2002. Except as noted below, each holder has sole voting and investment power with respect to all shares listed as owned by that holder.

                                                            SHARES BENEFICIALLY   PERCENTAGE
NAME                                                               OWNED          OWNERSHIP
----                                                        -------------------   ----------
Southeastern Asset Management, Inc.(1)....................      42,128,400           18.9%
SBC Communications, Inc.(2)...............................      20,303,426            9.1%
Welsh, Carson, Anderson & Stowe(3)........................      19,493,107            8.7%
Capital Guardian Trust Co.(4).............................      11,418,920            5.1%
All directors and executive officers as a group (15
  persons)(5).............................................      52,777,198           23.6%

---------------

(1) The address of Southeastern Asset Management, Inc. ("Southeastern") is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Based on a Form 13F filed by Southeastern with the SEC on November 12, 2002, Southeastern beneficially owns an aggregate of 42,128,400 Voting Shares. In the Form 13F, Southeastern indicates that it has sole voting power over 27,860,400 Voting Shares, and sole investment power over 35,118,400 Voting Shares. The Form 13F indicates that Southeastern shares the investment and voting power over 7,010,000 Voting Shares with Longleaf Partners Funds Trust.

(2) The address of SBC Communications, Inc. ("SBC") is 175 East Houston, San Antonio, Texas 78205. Based on information provided by SBC, as of November 20, 2002, SBC beneficially owns an aggregate of 20,303,426 Voting Shares, which includes 7,557,603 Voting Shares held by SBC International, Inc. ("SBCI"), a wholly-owned subsidiary of SBC, as well as 12,745,823 Voting Shares held by SBC Option Delivery LLC, a majority-owned subsidiary of SBCI. James S. Kahan, Senior Executive Vice President of SBC, serves on our Board of Directors.

(3) The address of Welsh, Carson, Anderson & Stowe ("WCAS") is 320 Park Avenue, Suite 2500, New York, New York 10022. Based on a Schedule 13D filed by WCAS with the SEC on August 8, 2002, WCAS beneficially owns an aggregate of 19,493,107 Voting Shares, which includes 10,907,767 Voting Shares held by Welsh, Carson, Anderson & Stowe IX, L.P., 5,527,054 Voting Shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 1,614,792 Voting Shares held by Welsh, Carson, Anderson & Stowe VI, L.P. and 1,443,494 Voting Shares held by WCAS Capital Partners III, L.P. Bruce K. Anderson and Robert A. Minicucci, principals of the various WCAS entities, serve on our Board of Directors and Mr. Anderson is Chairman of our Board.

(4) The address of Capital Guardian Trust Co. ("Capital Guardian") is 11100 Santa Monica Boulevard, Los Angeles, California 90025. Based on a Form 13F filed by Capital Guardian with the SEC on November 14, 2002, Capital Guardian beneficially owns an aggregate of 11,418,920 Voting Shares. According to Capital Guardian's Form 13F, it has sole voting power over 8,747,120 Voting Shares, and no voting power over 2,671,800 Voting Shares. The Form 13F indicates that Capital Guardian shares investment discretion over 11,418,920 Voting Shares with The Capital Group Companies, Inc., and Capital Group International, Inc.

(5) Includes Voting Shares held by SBC and WCAS. See footnotes 2 and 3 above. Affiliates of SBC and WCAS serve on the Company's Board of Directors and, accordingly, such designees may be deemed to be the beneficial owners of the Voting Shares held by such entities. Each such designee disclaims beneficial ownership of such shares. Also includes options granted to such directors and executive officers of the Company which are exercisable within 60 days of November 29, 2002.

                                  PROPOSAL II

               APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

     Our Annual Report for the fiscal year ended September 30, 2002 is being mailed to our shareholders together with this Proxy Statement. Our Consolidated Financial Statements for the fiscal year ended September 30, 2002 are included in such report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the Consolidated Financial Statements of the Company for the fiscal year ended September 30, 2002 be, and the same hereby are, approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the Consolidated Financial Statements.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

                                  PROPOSAL III

               RATIFICATION AND APPROVAL OF INDEPENDENT AUDITORS

     The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP to continue to serve as our independent auditors for the fiscal year ending September 30, 2003 and until the next annual general meeting, and the Audit Committee recommends to the shareholders that they (i) ratify and approve such selection, and (ii) authorize the Audit Committee of the Board of Directors to fix the remuneration of such auditors. Ernst & Young LLP audited Amdocs' books and accounts for the fiscal year ended September 30, 2002 and has served as our independent auditor since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that (i) the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending September 30, 2003 and until the Company's next annual general meeting be, and it hereby is, ratified and approved, and (ii) the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent auditors in accordance with the extent and nature of their services."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to ratify and approve the appointment of Ernst & Young LLP and the authorization of the Audit Committee of the Board of Directors to fix their remuneration.

     THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF ERNST & YOUNG LLP.

                                 MISCELLANEOUS

OTHER MATTERS

     Management of the Company knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ANNUAL REPORT TO SHAREHOLDERS

     Our Annual Report for the fiscal year ended September 30, 2002, including audited financial statements, accompanies this Proxy Statement.

ANNUAL REPORT ON FORM 20-F

     Once filed with the Securities and Exchange Commission ("SEC"), we will provide without charge, at the written request of any beneficial shareholder as of the Record Date, a copy of our Annual Report on Form 20-F, including the financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC's web site located at http://www.sec.gov. Requests for copies of our Annual Report on Form 20-F should be mailed to our principal United States subsidiary at:

     Amdocs, Inc.
     1390 Timberlake Manor Parkway
     Chesterfield, Missouri 63017
     Fax: (314) 212-8358
     E-mail: info@amdocs.com

     Attention:  Mr. Thomas G. O'Brien
              Secretary and Treasurer of Amdocs Limited

EXPENSES OF SOLICITATION

     The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) may solicit the return of proxies by telephone, facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and W.F. Doring & Co. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

                                          By Order of the Board of Directors

                                          /s/ Thomas G. O'Brien
                                          THOMAS G. O'BRIEN
                                          Secretary

December 17, 2002

                                 AMDOCS LIMITED


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


      The undersigned hereby appoints Bruce K. Anderson and Thomas G. O'Brien as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side, all Ordinary Voting Shares of Amdocs Limited (the "Company") held of record by the undersigned on November 29, 2002, at the annual General Meeting of shareholders to be held on January 23, 2003 or any adjournment thereof.

                         (TO BE SIGNED ON REVERSE SIDE.)

                                                            --------------------
                                                                SEE REVERSE
                                                                   SIDE
                                                            --------------------

                      Please date, sign and mail your proxy
                         card back as soon as possible!

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                 AMDOCS LIMITED

                                JANUARY 23, 2003


                 Please Detach and Mail in the Envelope Provided
--------------------------------------------------------------------------------

A  [X]  PLEASE MARK YOUR
        VOTES AS IN THIS
        EXAMPLE.

                                             WITHHOLD                  NOMINEES:   Bruce K. Anderson
                                FOR         AUTHORITY                              Avinoam Naor
1.   ELECTION                                                                      Dov Baharav
     OF                         [ ]            [ ]                                 Charles E. Foster
     DIRECTORS                                                                     Adrian Gardner
                                                                                   Eli Gelman
                                                                                   James S. Kahan
                                                                                   Nehemia Lemelbaum
                                                                                   John T. McLennan
                                                                                   Robert A. Minicucci
                                                                                   Mario Segal

FOR, except vote withheld from the following nominee(s):


----------------------------------------------------------------------


                                                 FOR      AGAINST      ABSTAIN
2.   APPROVAL OF CONSOLIDATED
     FINANCIAL STATEMENTS FOR                    [ ]        [ ]           [ ]
     FISCAL YEAR 2002.

3.   RATIFICATION AND APPROVAL OF                FOR      AGAINST      ABSTAIN
     ERNST & YOUNG LLP AND AUTHORIZATION
     OF AUDIT COMMITTEE OF BOARD TO FIX          [ ]        [ ]           [ ]
     REMUNERATION.


SHAREHOLDER SIGN HERE:
                       -------------------------
CO-OWNER SIGN HERE:                                      DATED:
                    ----------------------------                 --------------

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AMDOCS LIMITED



                                           /s/ THOMAS G. O'BRIEN
                                           -------------------------------
                                           Thomas G. O'Brien
                                           Treasurer and Secretary
                                           Authorized U. S. Representative

Date: December 26, 2002